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C21 Announces Note Restructuring and Commitment for Repayment of Outstanding Convertible Debentures

Wasatch Global Investors, JW Asset Management, CB1 Capital Management and

CEO Sonny Newman to Backstop Repayment of C21's Outstanding Convertible Debentures

VANCOUVER, November 19, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a leading vertically integrated cannabis company, today announced that the principal amount of the Company's senior secured note held by CEO Sonny Newman ("Newman Note") has been restructured for repayment over a 30-month term.  The Company has also secured a commitment from three investment managers-Wasatch Global Investors, JW Asset Management and CB1 Capital Management-who, in addition to CEO Sonny Newman, will provide an equity commitment for repayment of all of the Company's existing convertible debentures which remain outstanding at maturity. All figures are in U.S. dollars unless otherwise noted.

Highlights:

  The remaining principal amount of $15.2 million under the Newman Note, currently due to mature on January 1, 2021, has been restructured and will be amortized over a 30-month term at the existing interest rate of 9.5% with lower monthly principal payments.

  Wasatch Global Investors, JW Asset Management and CB1 Capital Management, three well-respected investment managers, and C21 CEO Sonny Newman (collectively the "Investors") have made a commitment to fund any remaining amounts outstanding at maturity of the Company's convertible debentures that are due on December 31, 2020 and on January 30, 2021. Funds advanced by the Investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of C$0.80 per common share. A total of C$8.2 million of these debentures are currently outstanding.

C21 Chairman, Bruce Macdonald: "We are pleased that Sonny will be extending the maturity of his senior secured note for a full 30 months until June 2023.  We are also excited to announce this transformative agreement with our three strategic partners which reflects their confidence in C21 to build on its strong performance to date and capitalize on future growth opportunities. In addition, Sonny's participation further demonstrates his commitment to the future success of the Company. These agreements considerably strengthen C21's balance sheet and position the Company to execute on its strategy in conjunction with its ongoing negotiation of a non-dilutive debt facility."

Chief Investment Officer of CB1 Capital Management, Todd Harrison: "CB1 is pleased to be partnering with C21, Sonny Newman, Wasatch Global Investors and JW Asset Management in this collaborative commitment. C21 is one of the profitable operators in the cannabis industry, and we believe they are well positioned to maximize opportunities for accretive growth particularly given Mr. Newman's proven track record of generating strong financial results for their shareholders."

Terms of Equity Commitment:

The Equity Commitment provides that to the extent the Company's convertible debentures are not converted prior to their respective maturity dates of December 31, 2020 ("First Tranche Debentures") and January 30, 2021 ("Second Tranche Debentures"), Investors will fund the amount required to be paid out by the Company in exchange for common shares to be issued to them at a price equal to the existing debenture conversion terms of C$0.80 per common share, which would currently result in the issuance of  10,265,000 common shares of the Company. The gross proceeds of up to C$8,212,000 from the Equity Commitment will be used to pay the principal amounts of C$2,571,000 outstanding under the First Tranche Debentures and C$5,641,000 outstanding under the Second Tranche Debentures. The Equity Commitment amount will be reduced to the extent that debentures are converted in accordance with their terms into common shares of the Company prior to the Equity Commitment closing dates (which immediately precede the respective maturity dates for the debentures).

In consideration for the Equity Commitment, the Company will issue to the Investors an aggregate of 1,941,084 non-transferable common share purchase warrants (the "First Tranche Warrants") and 4,258,916 non-transferable common share purchase warrants (the "Second Tranche Warrants") (collectively the "Compensation Warrants"). Each Compensation Warrant will be exercisable for one common share of the Company for three years from their respective Equity Commitment closing dates at an exercise price of C$1.00.

Securities issued pursuant to the Equity Commitment will be subject to a hold period of four months and one day commencing on their respective dates of issuance.

Mr. Sonny Newman, CEO of the Company, will participate in the Equity Commitment and may acquire common shares under the Equity Commitment and will receive Compensation Warrants due to his participation.  Such participation will be considered to be "related party transactions" within the meaning of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions ("MI 61-101") under Canadian securities laws. The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Mr. Newman, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101).

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

Media contact: Mattio Communications c21@mattio.com	Investor contact: Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca +1 833 BUY-CXXI (289-2994)

About Wasatch Global Investors:

Wasatch Global Investors is a 100% employee-owned investment manager founded in 1975 and headquartered in Salt Lake City, Utah. Named after the nearby Wasatch Mountain Range, the firm brings unparalleled experience to U.S. and international micro-, small- and mid-cap investing with a culture that emphasizes collaboration, excellence and intellectual curiosity. Wasatch had $23.8 billion in assets under management as of July 31, 2020. Wasatch Global Investors is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

About JW Asset Management:

JW Asset Management is a New York based fund manager for multiple investment partnerships with combined assets under management in excess of $1 billion. Jason Wild, the firm's founder and Chief Investment Officer, is a registered pharmacist and Chairman of Arbor Pharmaceuticals and TerrAscend Corp. JW Asset Management has a history of finding attractive investment opportunities across the healthcare and cannabis industries and actively invests in both public and private markets.

About CB1 Capital Management:

Based in Port Washington, New York, the CB1 Capital companies specialize in companies that work within the supply chain of cannabinoid-based wellness solutions, products and therapies that have consumer or commercial use-cases. CB1 Capital Advisors is the group's consulting and advisory arm and CB1 Capital Management is the group's investment management business that invests in securities of select companies in the cannabinoid-wellness space. Nothing contained in this release is intended as a solicitation to invest.

About C21 Investments Inc.:

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include performance on the Conversion Guarantee Commitment, the ability of the Company to service the restructured Newman Note, the Company's ability to secure a new debt  facility, the Company's positioning in the United States cannabis industry, the Company's ability to pursue growth opportunities and generate future growth for the Company, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the Company's ability to service its debt, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.